082-00137

POWER
CORPORATION
OF CANADA

NEWS RELEASE

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3 TELEPHONE (514) 286-7400 TELECOPIER (514) 286-7424

...ing

[redacted]

NOV 18 2008

Washington, DC
111

08005961

SUPPL

FOR IMMEDIATE RELEASE

Readers are referred to the sections entitled "Forward-looking Statements" and "Non-GAAP Financial Measures" at the end of this release.

NINE-MONTH RESULTS AND DIVIDENDS

Montréal, Québec, November 11, 2008 – Power Corporation of Canada's operating earnings for the nine-month period ended September 30, 2008 were $1,019 million or $2.16 per share, compared with $1,149 million or $2.47 per share in the corresponding period of 2007.

For the nine-month period ended September 30, 2008, subsidiaries contributed $984 million to the Corporation's operating earnings, compared with $1,003 million in 2007. The decrease in operating earnings in 2008 also reflects a lower level of income from investments compared with 2007 when the Corporation recorded substantial gains in its QFII operations in China.

Other income was $384 million or $0.84 per share in the nine-month period ended September 30, 2008, compared with a charge of $36 million or $0.08 per share in the corresponding period of 2007, and consisted mainly of the Corporation's share of non-operating earnings recorded by Power Financial.

As a result, net earnings for the period were $1,403 million or $3.00 per share, compared with $1,113 million or $2.39 per share in the corresponding period of 2007.

PROCESSED
NOV 25 2008
THOMSON REUTERS

THIRD-QUARTER RESULTS

For the quarter ended September 30, 2008, operating earnings of the Corporation were $334 million or $0.71 per share, compared with $392 million or $0.84 per share in the third quarter of 2007.

For the three-month period ended September 30, 2008, subsidiaries contributed $293 million to the Corporation's operating earnings, compared with $338 million in 2007. Also contributing to the decrease in operating earnings were lower earnings from the Corporation's QFII operations in China.

Other items for the third quarter of 2008 were a charge of $2 million or $0.01 per share. For the corresponding period in 2007, other items were a charge of $38 million or $0.08 per share.

Net earnings for the quarter were $332 million or $0.70 per share in 2008, compared with $354 million or $0.76 per share in 2007.

RESULTS OF POWER FINANCIAL CORPORATION

Power Financial Corporation's operating earnings for the nine-month period ended September 30, 2008 were $1,540 million or $2.10 per share, compared with $1,583 million or $2.16 per share in the corresponding period in 2007.

Other income was $570 million or $0.81 per share for the nine-month period ended September 30, 2008 and essentially consisted of Power Financial's share of non-operating earnings recorded by Great-West Lifeco as well as by Pargesa. For the nine-month period ended September 30, 2007, other items represented a charge of $71 million or $0.10 per share. Net earnings, including other income, for the nine-month period ended September 30, 2008 were $2,110 million or $2.91 per share, compared with $1,512 million or $2.06 per share in 2007.

For the quarter ended September 30, 2008, Power Financial's operating earnings were $459 million or $0.62 per share, compared with $531 million or $0.73 per share in the third quarter of 2007.

Other items for the third quarter of 2008 were a charge of $2 million, compared with a charge of $74 million or $0.11 per share for the same quarter in 2007.

Net earnings for the quarter were therefore $457 million or $0.62 per share in 2008, unchanged from 2007.

DIVIDENDS ON PREFERRED SHARES

The Board of Directors today declared quarterly dividends on the Corporation's preferred shares, as follows:

Type of shares	***Record Date***	***Payment Date***	***Amount***
1986 Series	December 23, 2008	January 15, 2009	To be determined in accordance with the articles of the Corporation
Series A	December 23, 2008	January 15, 2009	35¢
Series B	December 23, 2008	January 15, 2009	33.4375¢
Series C	December 23, 2008	January 15, 2009	36.25¢
Series D	December 23, 2008	January 15, 2009	31.25¢

DIVIDENDS ON PARTICIPATING SHARES

The Board of Directors also declared a quarterly dividend of 29 cents on the Participating Preferred and Subordinate Voting Shares of the Corporation, payable December 31, 2008 to shareholders of record December 10, 2008.

For purposes of the Income Tax Act (Canada) and any similar provincial legislation, all of the above dividends of the Corporation's preferred and subordinate voting shares are eligible dividends.

Forward-looking Statements

Certain statements in this press release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's and its subsidiaries' current expectations. Forward-looking statements are provided for the purposes of assisting the reader in understanding the Corporation's financial position and results of operations as at and for the periods ended on certain dates and to present information about management's current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes.These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as, the outlook for North American and international economies, for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "seeks", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, the assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the Corporation's and its subsidiaries' control, affect the operations, performance and results of the Corporation and its subsidiaries, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates) the effect of applying future accounting changes (including adoption of International Financial Reporting Standards), business competition, operational and reputational risks, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's and its subsidiaries' ability to complete strategic transactions, integrate acquisitions and implement other growth strategies, and the Corporation's and its subsidiaries' success in anticipating and managing the foregoing factors.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's and its subsidiaries' forward-looking statements. The reader is also cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Management's Discussion and Analysis and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

Non-GAAP Financial Measures

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- *operating earnings; and*
- *other items, which include the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also include the Corporation's share of any such item presented in a comparable item manner by its subsidiaries.*

Management has used these financial measures for many years in its presentation and analysis of the financial performance of Power Corporation, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

Following the announcement in 2007 of GWL&A's sale of its health care business, which closed on April 1, 2008, the results from Lifeco's U.S. health care business are presented in the consolidated financial statements as "discontinued operations", in accordance with GAAP. Power Corporation's share of these results is included in operating earnings, while the Corporation's share of the gain realized on the sale is included in Other items.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

- 30 -

Attachments: Financial Information (unaudited)

For further information, please contact:

Mr. Edward Johnson
Senior Vice-President, General Counsel and Secretary
(514) 286-7400

Power Corporation of Canada

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)	September 30, 2008 (unaudited)	December 31, 2007
Assets		
Cash and cash equivalents	5,929	6,320
Investments		
Shares	7,451	8,426
Bonds	62,010	65,069
Mortgages and other loans	17,993	16,423
Loans to policyholders	6,814	6,317
Real estate	3,232	2,549
	97,500	98,784
Funds held by ceding insurers	12,527	1,512
Investments at equity	2,966	3,527
Assets of operations held for sale	–	697
Intangible assets	5,212	5,072
Goodwill	9,717	9,343
Future income taxes	904	632
Other assets	6,848	7,064
	141,603	132,951
Liabilities		
Policy liabilities		
Actuarial liabilities	96,723	87,487
Other	4,522	4,385
Deposits and certificates	904	857
Funds held under reinsurance contracts	164	164
Liabilities of operations held for sale	–	428
Debentures and other borrowings	5,767	6,875
Preferred shares of subsidiaries	1,612	1,603
Capital trust securities and debentures	642	639
Future income taxes	754	841
Other liabilities	6,962	6,854
	118,050	110,133
Non-controlling interests	13,333	12,781
Shareholders' equity		
Stated capital		
Non-participating shares	792	794
Participating shares	509	475
Contributed surplus	101	78
Retained earnings	9,303	8,304
Accumulated other comprehensive income (loss)	(485)	386
	10,220	10,037
	141,603	132,951

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended September 30		Nine months ended September 30	
(unaudited) (in millions of Canadian dollars, except per share amounts)	**2008**	2007	**2008**	2007
Revenues				
Premium income	**3,912**	3,637	**25,225**	12,989
Net investment income				
Regular net investment income	**1,656**	1,521	**4,791**	4,637
Change in fair value on held-for-trading assets	**(2,258)**	425	**(4,793)**	(1,919)
	(602)	1,946	**(2)**	2,718
Fee and media income	**1,501**	1,506	**4,612**	4,133
	4,811	7,089	**29,835**	19,840
Expenses				
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	**2,173**	4,458	**21,959**	12,282
Commissions	**556**	538	**1,646**	1,648
Operating expenses	**1,034**	1,090	**3,090**	2,708
Financing charges	**112**	118	**366**	294
	3,875	6,204	**27,061**	16,932
	936	885	**2,774**	2,908
Share of earnings of investments at equity	**61**	26	**171**	113
Other income (charges), net	**(2)**	8	**18**	11
Earnings from continuing operations before income taxes and non-controlling interests	**995**	919	**2,963**	3,032
Income taxes	**279**	182	**728**	718
Non-controlling interests	**384**	407	**1,166**	1,279
Earnings from continuing operations	**332**	330	**1,069**	1,035
Earnings from discontinued operations	**–**	24	**334**	78
Net earnings	**332**	354	**1,403**	1,113
Earnings per participating share				
Basic	**0.70**	0.76	**3.00**	2.39
Diluted	**0.70**	0.75	**2.99**	2.36

SEGMENTED INFORMATION

Information on Profit Measure

Three months ended September 30, 2008	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	3,912	–	–	–	3,912
Net investment income					
Regular net investment income	1,539	49	–	68	1,656
Change in fair value on held-for-trading assets	(2,258)	–	–	–	(2,258)
	(719)	49	–	68	(602)
Fee and media income	778	635	–	88	1,501
	3,971	684	–	156	4,811
Expenses					
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	2,173	–	–	–	2,173
Commissions	341	230	–	(15)	556
Operating expenses	732	155	–	147	1,034
Financing charges	76	22	–	14	112
	3,322	407	–	146	3,875
	649	277	–	10	936
Share of earnings of investments at equity	–	–	64	(3)	61
Other income (charges), net	–	–	(1)	(1)	(2)
Earnings from continuing operations before income taxes and non-controlling interests	649	277	63	6	995
Income taxes	187	78	–	14	279
Non-controlling interests	259	125	21	(21)	384
Contribution to consolidated earnings from continuing operations	203	74	42	13	332
Contribution to consolidated earnings from discontinued operations	–	–	–	–	–
Contribution to consolidated net earnings	203	74	42	13	332

SEGMENTED INFORMATION (continued)

Information on Profit Measure

Three months ended September 30, 2007	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	3,637	–	–	–	3,637
Net investment income					
Regular net investment income	1,402	44	–	75	1,521
Change in fair value on held-for-trading assets	425	–	–	–	425
	1,827	44	–	75	1,946
Fee and media income	735	687	–	84	1,506
	6,199	731	–	159	7,089
Expenses					
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	4,458	–	–	–	4,458
Commissions	316	238	–	(16)	538
Operating expenses	798	155	–	137	1,090
Financing charges	81	22	–	15	118
	5,653	415	–	136	6,204
	546	316	–	23	885
Share of earnings of investments at equity	–	–	30	(4)	26
Other income (charges), net	–	–	–	8	8
Earnings from continuing operations before income taxes and non-controlling interests	546	316	30	27	919
Income taxes	73	96	–	13	182
Non-controlling interests	282	140	10	(25)	407
Contribution to consolidated earnings from continuing operations	191	80	20	39	330
Contribution to consolidated earnings from discontinued operations	24	–	–	–	24
Contribution to consolidated net earnings	215	80	20	39	354

SEGMENTED INFORMATION (continued)

Information on Profit Measure

Nine months ended September 30, 2008	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	25,225	–	–	–	25,225
Net investment income					
Regular net investment income	4,539	166	–	86	4,791
Change in fair value on held-for-trading assets	(4,793)	–	–	–	(4,793)
	(254)	166	–	86	(2)
Fee and media income	2,381	1,954	–	277	4,612
	27,352	2,120	–	363	29,835
Expenses					
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	21,959	–	–	–	21,959
Commissions	993	700	–	(47)	1,646
Operating expenses	2,140	485	–	465	3,090
Financing charges	259	66	–	41	366
	25,351	1,251	–	459	27,061
	2,001	869	–	(96)	2,774
Share of earnings of investments at equity	–	–	181	(10)	171
Other income (charges), net	–	–	12	6	18
Earnings from continuing operations before income taxes and non-controlling interests	2,001	869	193	(100)	2,963
Income taxes	466	242	–	20	728
Non-controlling interests	793	384	65	(76)	1,166
Contribution to consolidated earnings from continuing operations	742	243	128	(44)	1,069
Contribution to consolidated earnings from discontinued operations	334	–	–	–	334
Contribution to consolidated net earnings	1,076	243	128	(44)	1,403

SEGMENTED INFORMATION (continued)

Information on Profit Measure

Nine months ended September 30, 2007	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	12,989	–	–	–	12,989
Net investment income					
Regular net investment income	4,261	152	–	224	4,637
Change in fair value on held-for-trading assets	(1,919)	–	–	–	(1,919)
	2,342	152	–	224	2,718
Fee and media income	1,842	2,022	–	269	4,133
	17,173	2,174	–	493	19,840
Expenses					
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	12,282	–	–	–	12,282
Commissions	992	706	–	(50)	1,648
Operating expenses	1,805	466	–	437	2,708
Financing charges	185	66	–	43	294
	15,264	1,238	–	430	16,932
	1,909	936	–	63	2,908
Share of earnings of investments at equity	–	–	128	(15)	113
Other income (charges), net	–	–	3	8	11
Earnings from continuing operations before income taxes and non-controlling interests	1,909	936	131	56	3,032
Income taxes	384	288	–	46	718
Non-controlling interests	892	409	44	(66)	1,279
Contribution to consolidated earnings from continuing operations	633	239	87	76	1,035
Contribution to consolidated earnings from discontinued operations	78	–	–	–	78
Contribution to consolidated net earnings	711	239	87	76	1,113

POWER CORPORATION OF CANADA
751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3

TELEPHONE (514) 286-7400
TELECOPIER (514) 286-7424

DIVIDEND NOTICE

NOTICE IS HEREBY GIVEN that the Board of Directors of Power Corporation of Canada has declared the following dividends:

(1) A dividend (No. 92) on the outstanding Cumulative Redeemable First Preferred Shares, 1986 Series (POW.PR.F) of the Corporation, for the quarter ending January 15, 2009, payable January 15, 2009 to shareholders of record at the close of business on December 23, 2008 in an amount per share to be determined in accordance with the Articles of Continuance of the Corporation.

(2) A dividend (No. 38) of 35 cents per share on the First Preferred Shares, Series A (POW.PR.A) of the Corporation, for the quarter ending January 15, 2009, payable January 15, 2009 to shareholders of record at the close of business on December 23, 2008.

(3) A dividend (No. 29) of 33.4375 cents per share on the First Preferred Shares, Series B (POW.PR.B) of the Corporation, for the quarter ending January 15, 2009, payable January 15, 2009 to shareholders of record at the close of business on December 23, 2008.

(4) A dividend (No. 25) of 36.25 cents per share on the First Preferred Shares, Series C (POW.PR.C) of the Corporation, for the quarter ending January 15, 2009, payable January 15, 2009 to shareholders of record at the close of business on December 23, 2008.

(5) A dividend (No. 13) of 31.25 cents per share on the First Preferred Shares, Series D (POW.PR.D) of the Corporation, for the quarter ending January 15, 2009, payable January 15, 2009 to shareholders of record at the close of business on December 23, 2008.

.../2

(6) A dividend (No. 321) of 29 cents per share on the outstanding Participating Preferred Shares (POW.PR.E) of the Corporation, for the quarter ending December 31, 2008, payable December 31, 2008 to shareholders of record at the close of business on December 10, 2008.

(7) A dividend (No. 263) of 29 cents per share on the outstanding Subordinate Voting Shares (POW) of the Corporation, for the quarter ending December 31, 2008, payable December 31, 2008 to shareholders of record at the close of business on December 10, 2008.

BY ORDER OF THE BOARD

Edward Johnson
Senior Vice-President,
General Counsel and Secretary

Montréal, Québec
November 11, 2008

END